UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission File Number 1-4547 (Unilever N.V.)
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SAVINGS PLAN FOR UNION EMPLOYEES OF UNILEVER
UNILEVER UNITED STATES, INC.
700 SYLVAN AVENUE
ENGLEWOOD CLIFFS, NEW JERSEY 07632
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UNILEVER N.V.
WEENA 455
3013 AL, ROTTERDAM
THE NETHERLANDS
UNILEVER PLC
UNILEVER HOUSE
BLACK FRIARS
LONDON EC4 PBQ
ENGLAND

Savings Plan for Union Employees of Unilever
Required Information

Page(s)
A. Signature	S-1

B. Financial Statements and Schedule:

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005	3

Notes to Financial Statements	4–16

Supplemental Schedule (*)

Schedule H – Line 4i – Schedule of Assets (Held at End of Year)	17

(*)	Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.
C. Exhibit:
23.1	Consent of Independent Registered Public Accounting Firm

Savings Plan for Union Employees of Unilever
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR UNION EMPLOYEES OF UNILEVER

By:	/s/ Stephen Pass
STEPHEN PASS
DIRECTOR OF BENEFITS

Date: June 29, 2007
S-1

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Savings Plan for Union Employees of Unilever
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for the Union Employees of Unilever (the “Plan”) at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 21, 2007

Savings Plan for Union Employees of Unilever
Statements of Net Assets Available for Benefits
As of December 31, 2006 and 2005

	2006	2005
Assets
Investment in the Unilever United States, Inc.
Master Trust, at fair value	$141,723,737	$139,469,031
Loans to participants	4,873,108	4,697,172

Total investments	146,596,845	144,166,203

Receivables
Employer contributions	27,725	26,366
Participant contributions	81,381	78,752

Net assets, at fair value	146,705,951	144,271,321

Adjustment from fair value to contract value for interest in the Master Trust relating to fully benefit-responsive investment contracts	154,268	(150,135)

Net assets available for benefits	$146,860,219	$144,121,186

The accompanying notes are an integral part of these financial statements.

Savings Plan for Union Employees of Unilever
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2006 and 2005

	2006	2005
Additions
Additions to net assets attributed to:
Net investment income from Plan interest in Unilever United States Inc. Master Trust	$11,456,418	$8,505,341
Interest from participant loans	306,224	238,351
Contributions and other additions:
Contributions from participants	5,336,227	5,322,953
Contributions from employer	1,761,846	1,762,602
Rollover contributions	3,237	4,640

Total additions	18,863,952	15,833,887

Deductions
Deductions to net assets attributed to:
Benefits paid to participants	16,122,480	14,512,416
Administrative expenses	2,439	7,822

Total deductions	16,124,919	14,520,238

Net additions	2,739,033	1,313,649

Net assets available for benefits:
Beginning of year	144,121,186	142,807,537

End of year	$146,860,219	$144,121,186

The accompanying notes are an integral part of these financial statements.

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2006 and 2005
1.	Description of the Plan

The Savings Plan for Union Employees of Unilever (the “Plan”) is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Assets of the Plan along with assets from other defined contribution plans sponsored by Unilever United States, Inc. (the “Company” or “UNUS”) are maintained in the Unilever United States, Inc. Master Trust (the “Master Trust”). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for more complete information.

Eligibility

Eligibility varies at the discretion of the Company and is as follows:

All employees at the Hammond, Indiana plant represented by the United Steelworkers and all employees at the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council of the UFCW Local 217 C or the International Brotherhood of Teamsters Local 570 are eligible to become participants of the Plan after the completion of 90 days of continuous service.

All employees located at the Atlanta, Georgia plant represented by the Bakery, Confectionery and Tobacco Workers and Grain Millers International AFL-CIO Local 42, the Baltimore, Maryland plant represented by the United Food and Commercial Workers AFL-CIO Local 27, the Olathe, Kansas plant who are represented by the International Brotherhood of Teamsters Local 41 or the International Union of Operating Engineers AFL-CIO Local 101-S, and the Elgin, Illinois plant represented by the International Brotherhood of Teamsters Local 330 are eligible to become participants of the Plan upon hire.

All employees located at the Chicago, Illinois plant represented by the United Food and Commercial Workers International AFL-CIO, CLC Local 1546 or the International Union of Operating Engineers AFL-CIO Local 399 and the Franklin Park, Illinois plant represented by the International Brotherhood of Teamsters Local 744 who are at least 18 years old are eligible to become participants of the Plan after the completion of 45 days of service.

All employees at the Independence, Missouri plant represented by the International Brotherhood of Teamsters Local 838 are eligible to become participants of the Plan after the completion of one year of service.

Contributions

Plan participants are permitted to make voluntary contributions to the Plan through payroll deductions. Before-tax contributions, representing 401(k) contributions are deposited in a “before-tax account” and after-tax contributions, where applicable, are deposited in an “after-tax account”. Before-tax contributions are limited to $15,000 in 2006 and $14,000 in 2005.

Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions. Catch-up contributions are limited to $5,000 and $4,000 for eligible employees for 2006 and 2005, respectively.

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2006 and 2005
The maximum permitted contributions vary at the discretion of the Company and are as follows:

All collective bargaining employees at the Hammond, Indiana plant, the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council of the UFCW Local 217 C or the International Brotherhood of Teamsters Local 570, the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International AFL-CIO Local 27, the Olathe, Kansas plant, the Elgin, Illinois plant and the Independence, Missouri plant: 1% to 20% of eligible compensation through payroll deductions on a before-tax basis, an after-tax basis, or a combination of both, provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 20% of compensation.

All collective bargaining employees located at the Chicago, Illinois plant: 1% to 16% of eligible compensation on a before-tax basis.

All collective bargaining employees located at the Franklin Park, Illinois plant: 1% to 15% of eligible compensation on a before-tax basis.

Where applicable, the Company will match contributions made by participants. These contributions are recorded in a “company matching account”. Company matching contributions vary at the discretion of the Company and are as follows:

All collective bargaining employees at the Hammond, Indiana plant and the Baltimore, Maryland plant represented by the International Chemical Workers Union Council of the UFCW Local 217 C or the International Brotherhood of Teamsters Local 570: 100% of the first 2% of eligible earnings and 50% of the next 4% of eligible earnings participants elect to contribute;

All collective bargaining employees located at the Chicago, Illinois plant: $0.25 per dollar contributed up to 4% of eligible earnings participants elect to contribute;

All collective bargaining employees located at the Franklin Park, Illinois plant: $0.50 per dollar contributed up to 3% of eligible earnings participants elect to contribute;

All collective bargaining employees located at the Independence, Missouri plant: 50% of the first 8% of eligible earnings participants elect to contribute;

All collective bargaining employees located at the Atlanta, Georgia plant (effective August 1, 2006) and the Olathe, Kansas plant (effective September 27, 2005): $0.25 per dollar up to 5% of eligible earnings participants elect to contribute;

All collective bargaining employees located at the Baltimore, Maryland plant represented by the United Food and Commercial Workers International AFL-CIO Local 27, and the Elgin, Illinois plant are not eligible to receive company matching contributions.

All contributions are deposited in the Unilever United States, Inc. Master Savings Trust.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution (b) the Company’s contribution, and (c) an allocation of Plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2006 and 2005
entitled is the benefit that can be provided from the vested portion of the participant’s account. At December 31, 2006 and 2005, there were 1,463 and 1,508 participants in the Plan, respectively.

Vesting

Participants are fully vested in their contributions as well as the earnings thereon. Vesting provisions vary, are at the discretion of the Company, and are as follows:

All collective bargaining employees at the Hammond, Indiana plant, the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council of the UFCW Local 217 C or the International Brotherhood of Teamsters Local 570, the Independence, Missouri plant, the Atlanta, Georgia plant and the Olathe, Kansas plant: 100% upon hire.

All collective bargaining employees located at the Franklin Park, Illinois plant: 100% after 3 years of service, effective January 1, 2006; prior to January 1, 2006, 100% after 5 years of service.

All employees located at the Chicago, Illinois plant: 100% after 3 years of service, effective January 1, 2004; prior to January 1, 2004, 100% after 5 years of service.

At December 31, 2006 and 2005 forfeited nonvested accounts totaled $1,458 and $1,387, respectively. There were no forfeitures in 2006 and 2005. Forfeitures are available to reduce Company match contributions and administrative expenses.

Payment of Benefits

Withdrawal provisions of active participants vary at the discretion of the Company and are as follows:

All collective bargaining employees at the Hammond, Indiana plant, the Baltimore, Maryland Plant, represented by the International Chemical Workers Union Council of the UFCW Local 217 C or the International Brotherhood of Teamsters Local 570, the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International AFL-CIO Local 27, the Olathe, Kansas plant, and the Elgin, Illinois plant: participants may only withdraw all or part of their “after-tax account”, as applicable;

All collective bargaining employees at the Independence, Missouri plant: participants may only withdraw all or part of their “after-tax account” and the eligible portion of their “company matching account”, as applicable.

The following participants are allowed to make financial hardship withdrawals as follows:

All collective bargaining employees at the Atlanta, Georgia plant, the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council of the UFCW Local 217 C or the International Brotherhood of Teamsters Local 570, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union, Local 27, the Olathe, Kansas plant, the Elgin, Illinois plant, the Independence, Missouri plant, the Chicago Illinois plant, and the Hammond, Indiana plant: participants may apply to the Benefits Administration Committee for a financial hardship withdrawal up to 100% of the eligible portion of their “before-tax account,” prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship.

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2006 and 2005
All collective bargaining employees at the Hammond, Indiana plant, the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council of the UFCW Local 217 C or the International Brotherhood of Teamsters Local 570, the Olathe, Kansas plant, the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union, Local 27, the Elgin, Illinois plant, and the Independence, Missouri plant are eligible to withdraw their entire account balance upon attainment of age 59-1/2.

Collective bargaining employees of the Franklin Park, Illinois plant are not allowed to make withdrawals.

Upon termination of employment, participants are entitled to all of their vested balances.

Terminated employees whose vested balances exceed $1,000 ($5,000 prior to March 28, 2005) at termination may elect to leave their account balances in the Plan until they attain age 70-1/2 at which time Internal Revenue Service (“IRS”) regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65. Terminated employees whose vested balances are under $1,000 ($5,000 prior to March 28, 2005) will be subject to an involuntary distribution.

Participants who retire under the provisions of certain defined benefit plans sponsored by the Company may roll over their lump sum distribution to the Plan to be invested until they attain age 70-1/2 at which time IRS regulations require minimum distributions to be made.

Investments

Participants have the option to invest in, and direct the Company matching contributions towards a wide variety of funds including money market, fixed income, balanced, equity and the Unilever N.V. Stock Fund. The funds are as follows:
•	The INVESCO (also known as PRIMCO) Interest Income Fund is primarily invested in a diversified portfolio of investment contracts issued by high quality financial institutions such as insurance companies and banks. Each contract has its own specific terms, including interest rate and maturity date. The crediting interest rates at December 31, 2006 and 2005 for the contracts range from 4.65% to 5.32% and 3.74% to 6.99%, respectively. The average crediting interest rates at December 31, 2006 and 2005 for the contracts are 5.20% and 4.78%, respectively.

•	Fidelity Asset Manager Fund, NTGI-QM Equity Index Fund, Fidelity Magellan Fund, PIMCO Total Return Fund Institutional Class, Harbor Capital Appreciation Fund, Unilever N.V. Stock Fund, Fidelity Growth & Income Portfolio Fund, Fidelity Contrafund, T. Rowe Price Small Cap Stock Fund, American Funds Washington Mutual Investors Fund – Class A, Fidelity Select Health Care Portfolio Fund, Fidelity Select Technology Portfolio Fund, Fidelity Select Financial Services Portfolio Fund, Fidelity Select Natural Resources Portfolio Fund, NTGI-QM Collective Daily Russell 1000 Value Equity Index Fund, Legg Mason Partners Emerging Markets Equity Fund and the Fidelity Select International Equity Portfolio Fund.
Loans to Plan Participants

At the request of Plan participants, loans are permitted up to the lesser of $50,000 reduced by the largest outstanding loan balance in the previous 12 months or one-half of the participants’ vested

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2006 and 2005
interest in their accounts less any outstanding loans. Loans bear interest at a fixed rate based on the Wall Street Journal published prime rate plus one percent, adjusted quarterly.

For participants at the Hammond, Indiana plant, the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council of the UFCW 217 C or the International Brotherhood of Teamsters Local 570, the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International AFL-CIO, Local 27, the Olathe, Kansas plant, the Elgin, Illinois plant and the Independence, Missouri plant: Loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within fifteen years. All other loans are required to be repaid within five years.

For participants at the Chicago, Illinois plant and the Franklin Park, Illinois plant: Loans are required to be repaid within five years.

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting standards generally accepted in the United States of America.

Certain prior period amounts have been reclassified to conform to the current year presentation.

Valuation of Plan Investments and Income Recognition

The assets of the Plan have been commingled in the Master Trust with the assets of Good Humor-Breyers Savings Plan and Unicare Savings Plan for investment and administrative purposes. The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of the year value of the Plan’s interest in the Master Trust plus contributions and allocated investment income less distributions and allocated expenses. Participants’ loans are valued at cost plus accrued interest, which approximates fair value.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the investment income for Plan interest in the Master Trust, which consists of its allocated share of investment income, realized gains and losses and the unrealized appreciation (depreciation) from the Master Trust.

The Plan’s interest in the Master Trust represents more than 5 percent of the Plan’s net assets as of December 31, 2006 and 2005.

Investment Contracts

As of December 31, 2006, the Plan adopted the provisions of the Financial Accounting Standards Board Staff Position (“FSP”) Nos. AAG INV-1 and SOP 94-4-1, reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2006 and 2005
defined contribution plans along with the financial statement presentation and disclosure of such contracts. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis. In adopting the provisions of this FSP, there were no accounting effects to the Plan’s financial statements, other than the requisite presentation of investment contracts’ fair values in the accompanying Statements of Net Assets Available for Benefits.

Further information on the Plan’s investment contracts is included in Note 4.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees for all funds, excluding the Unilever N.V. Stock Fund, are paid by the Plan. All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. These significant estimates include fair market values of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, commingled funds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Master Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed. However, the Plan administrator does not anticipate non-performance by these companies. The Plan administrator believes that the risk to the Master Trust portfolio from credit loss is not material due to the diversified nature of assets held.

3.	Tax Status of the Plan

The Plan received a favorable tax determination letter, effective October 5, 2005 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since then, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2006 and 2005
and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	Investments Held by the Master Trust

The Master Trust comprises the assets of the Unicare Savings Plan, the Good Humor-Breyers Savings Plan and the Plan, all affiliated plans of UNUS. The Unicare Savings Plan comprises approximately 91.6% and 91.5%, respectively, of the investments held by the Master Trust as of December 31, 2006 and 2005. The Plan has an undivided interest in the assets of the Master Trust. Certain investment assets of the Master Trust, related earnings and expenses are allocated to the plans participating in the Master Trust based upon the total of each individual participant’s share of the Master Trust. On an overall basis, the Plan has an 8.0% and 8.1% interest in the investments of the Master Trust as of December 31, 2006 and 2005, respectively.

The Plan’s interest in the Master Trust represents more than 5% of the Plan’s net assets.

The Plan’s approximate share of investments held by the Master Trust at December 31, 2006 and 2005 were as follows:

	2006	2005
Short-term Investment Fund	11.2%	11.0%
Mutual funds	6.6%	6.5%
Commingled funds	5.1%	7.8%
Synthetic Guaranteed Investment Contracts	11.2%	11.0%
Unilever N.V. Stock	8.8%	9.4%
As of December 31, 2006 and 2005, the investment categories of the Master Trust was as follows:

	2006	2005
Investment at fair value
Mutual funds	$753,181,735	$699,533,333

Synthetic Guaranteed Investment Contracts	613,887,040	431,555,631

Commingled funds	337,594,175	527,528,924

Unilever N.V. Stock	47,110,209	42,933,848

Short-term Investment Fund	22,426,878	12,918,141

Master Trust and Investments at fair value	1,774,200,037	1,714,469,877

Adjustment to Contract Value	1,377,391	(1,364,860)

Net Amount	$1,775,577,428	$1,713,105,017

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2006 and 2005
The following presents investments that represent 5 percent or more of the Master Trust’s net assets as of December 31, 2006 and 2005:

	2006		2005
Investments at Fair Value as Determined by Quoted Market Price
Mutual Funds
Fidelity Magellan Fund, 1,649,204 and 1,489,615 shares, respectively	$147,636,717		$158,554,637
PIMCO Total Return Institutional Fund, 8,747,482 and 9,083,446 shares, respectively	90,798,868		95,376,186
Harbor Capital Appreciation Fund, 2,453,821 and 2,854,733 shares, respectively	81,834,925	*	93,235,578
Fidelity Contrafund, 1,813,312 and 1,569,541 shares, respectively	118,227,958		101,643,495

Investments at Estimated Fair Value
Synthetic Guaranteed Investment Contracts
Synthetic Guaranteed Investment Contract JP Morgan Chase Contract # 441619-IAAA	105,900,806		92,248,916
Synthetic Guaranteed Investment Contract State Street Bank and Trust Company Contract # 103108	106,076,485		91,270,904
Synthetic Guaranteed Investment Contract Bank of America Contract # 99-052	105,936,516		86,780,441
Synthetic Guaranteed Investment Contract IXIS Financial Contract # 1419-01	127,502,961		—	**

Commingled Funds
Fidelity Select International, 742,597 and 672,545 shares, respectively	101,327,359		71,800,896	*
NTGI-QM Equity Index Fund, 13,231,580 and 15,277,640 shares, respectively	164,468,535		163,929,076
AMVESCAP National Trust Company Pooled Stable Value Fund	—	**	229,563,302

*	Less than 5%.
**	The investment was not held by the Master Trust in the respective year.

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2006 and 2005
As of December 31, 2006, the fully-benefit-responsive contracts of the Master Trust were as follows:

	Major
	Credit
	Ratings	Investments	Adjustment to
	(unaudited)	at fair value	contract value
IXIS Financial (IGT AAA Asset-Backed Securities Fund)	AAA	$127,502,961	$(94,707)
State Street Bank (IGT WAM AAA or Better Intermediate Fund)	AA	106,076,485	83,569
Bank of America (IGT Intermediate Government Fund)	AA+	105,936,516	257,499
JP Morgan Chase (IGT PIMCO AAA or Better Intermediate Fund)	AA	105,900,806	243,325
ING Life & Annuity (IGT Short-term Bond Fund)	AA	80,456,225	819,046
UBS AG (IGT Short-term Bond Fund)	AA+	77,329,689	(4,736)
UBS AG (US Treasury Note)	AA+	10,684,358	73,395

		$613,887,040	$1,377,391

As of December 31, 2005, the fully-benefit-responsive contracts of the Master Trust were as follows:

	Major
	Credit
	Ratings	Investments	Adjustment to
	(unaudited)	at fair value	contract value
JP Morgan Chase (IGT Intermediate Government Fund)	AA-	$92,248,916	$(366,520)
State Street Bank (IGT Intermediate Government Fund)	AA	91,270,904	(376,569)
Bank of America (IGT Intermediate Government Fund)	AA-	86,780,441	(465,534)
IXIS Financial (IGT AAA Asset-Backed Securities Fund)	AAA	79,586,387	(314,616)
ING Life & Annuity (IGT Short-term Bond Fund)	AA	64,894,195	(4,923)
UBS AG (US Treasury Note)	AA+	16,774,788	163,302

		$431,555,631	$(1,364,860)

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2006 and 2005
The net investment income of the Master Trust net assets for the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Net appreciation (depreciation) in fair value of net investments

Investments at Fair Value as Determined by Quoted Market Price
Mutual funds	$(13,269,313)	$31,027,278
Unilever N.V. stock	7,861,687	1,420,101

Investments at Estimated Fair Value
Commingled funds	57,626,588	18,868,593

Net appreciation (depreciation)	52,218,962	51,315,972

Interest	31,825,809	31,743,638
Dividends	79,361,051	30,345,793

Total net investment income	$163,405,822	$113,405,403

Investment Valuation and Income Recognition of Master Trust

Master Trust investments are stated at fair value. Investments in mutual funds are valued at the net asset value of shares held at year end while investments in commingled funds are stated at fair value based on year end market prices. Unilever N.V. common stock is valued at the last close price at end of the year. Short-term investments are valued at amortized cost, which is cost plus accrued interest, which approximates fair value. Investment contracts are stated at fair value based on the sum of the fair value of the underlying investments and the fair value of the wrapper.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date and interest is recorded on the accrual basis.

Investment income for the Master Trust includes net appreciation (depreciation) of investments, as well as, interest and dividends from investments. The net appreciation (depreciation) of investments held in the Master Trust consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments.

Investment Contracts

The Master Trust entered into benefit-responsive investment contracts, such as synthetic guaranteed investment contracts, with various third party financial institutions. These benefit-responsive investment contracts are held through the INVESCO (also known as PRIMCO) Interest Income Fund. Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by third party financial institutions which are backed by underlying assets owned by the Master Trust. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2006 and 2005
wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Calculating the Interest Crediting Rate in Wrapper Contracts The key factors that influence future interest crediting rates for a wrapper contract include:
•	The level of market interest rates

•	The amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract

•	The investment returns generated by the fixed income investments that back the wrapper contract

•	The duration of the underlying investments backing the wrapper contract
Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. While there may be slight variations from one contract to another, most wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio. Over time, the crediting rate formula amortizes the Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in the market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are presented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value”. If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. And if the Adjustment from Fair Value to Contract Value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.

Events That Limit the Ability of the Plan to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events described above that

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2006 and 2005
could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.
Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

The contract values of the synthetic GICs were approximately $615 million and $430 million at December 31, 2006 and 2005, respectively. Included in the contract values of the synthetic GICs are approximately $1.4 million at December 31, 2006 and 2005, attributable to wrapper contract providers representing the amounts by which the value of the investment contracts are greater than, in 2006, and less than, in 2005, the value of the underlying assets.

As of December 31, 2006 and 2005, the average yields for synthetic GICs were as follows:

Average yields for synthetic GICs	2006	2005
Based on actual earnings	5.12%	4.65%
Based on interest rate credited to participants	5.22%	4.76%
5.	Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock. This fund is designed as a means for employees to participate in the potential long-term growth of Unilever N.V. The Master Trust held 1,728,815 and 625,402 shares at December 31, 2006 and 2005, respectively, of common stock in Unilever N.V. The Master Trust also earned dividend income from the common stock of approximately $2.0 million and $1.5 million for the years ended December 31, 2006 and 2005, respectively.

Certain Master Trust investments consist of units in investment funds managed by Fidelity. Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA. In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event of the Plan termination, the participant’s rights to their accrued benefits are nonforfeitable. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2006 and 2005
7.	New Accounting Standards Not Yet Adopted

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation on FASB Statement No. 109. This interpretation, which is effective for fiscal year beginning after December 15, 2006, clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalty. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) (see Note 3). Accordingly, the adoption of FIN 48 is not expected to have a material impact on the Plan’s net assets available for benefits and changes in net assets in net assets available for benefits.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan is currently evaluating the statement’s impact on its financial statements.

Savings Plan for Union Employees of Unilever
Schedule H – Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

		(c) Description of Investment Including
	(b) Identify of Issue, Borrower	Maturity Date, Rate of Interest, Collateral, Par		(e) Current
	(a) Lessor or Similar Party	or Maturity Value	(d) Cost**	Value
*	Participants’ Loans	Interest rates ranging from 5.0% to 10.5% and with maturities through 2021		$4,873,108

*	Investment in Master Trust at fair value			$141,723,737
	Adjustment from fair value to contract value for interest in Master Trust relating to fully-benefit responsive investment contracts			154,268

	Investment in Master Trust at contract value			$141,878,005

*	Denotes a party-in-interest to the Plan.

**	Not applicable

Savings Plan for Union Employees of Unilever
Index
INDEX OF EXHIBIT

Exhibit Number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm